UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 0-29946

Qiao Xing Universal Resources, Inc.

(Translation of registrant’s name into English)

Qiao Xing Science Industrial Park

Tang Quan

Huizhou City, Guangdong, People’s Republic of China 516023

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

1.	Other Information

On October 31, 2011, Qiao Xing Universal Resources, Inc. (“XING” or the “Company”) received a letter from The Nasdaq Global Market stating that for the previous 30 consecutive business days, the bid price of the Company’s common stock closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market pursuant to Nasdaq Marketplace Rule 5450(a)(1) (the “Minimum Bid Price Rule”). In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), XING has 180 calendar days from the date of the Nasdaq letter, or until April 30, 2012, to regain compliance by maintaining a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days. The Nasdaq letter has no immediate effect on the listing of the Company’s common stock. The Company issued a press release regarding the Nasdaq letter on November 4, 2011. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

2.	Exhibits

(a) Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Press Release, dated November 4, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 4, 2011	Qiao Xing Universal Resources, Inc.

	By:	/s/ Rui Lin Wu
		Name:	Rui Lin Wu
		Title:	Chairman

Exhibit 99.1

QIAO XING UNIVERSAL RESOURCES RECEIVES NASDAQ NOTIFICATION OF

NON-COMPLIANCE WITH MINIMUM BID PRICE RULE

HUIZHOU, China, November 4, 2011 – Qiao Xing Universal Resources, Inc. (NASDAQ: XING) (“XING” or the “Company”) received a letter from The Nasdaq Global Market on October 31, 2011 stating that for the previous 30 consecutive business days, the bid price of the Company’s common stock closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market pursuant to Nasdaq Marketplace Rule 5450(a)(1) (the “Minimum Bid Price Rule”). The Nasdaq letter has no immediate effect on the listing of the Company’s common stock.

In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), XING has 180 calendar days from the date of the Nasdaq letter, or until April 30, 2012, to regain compliance by maintaining a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days. If at any time before April 30, 2012, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of ten consecutive business days, Nasdaq will notify the Company that it has achieved compliance with the Minimum Bid Price Rule.

If the Company does not regain compliance by April 30, 2012, Nasdaq will provide written notification to the Company that the Company’s common stock is subject to delisting. If the Company receives notice that its common stock is being delisted from The Nasdaq Global Market, Nasdaq rules permit the Company to appeal any delisting determination by the Nasdaq staff to a Nasdaq Hearings Panel. Alternatively, Nasdaq may permit the Company to transfer its common stock to The Nasdaq Capital Market if it satisfies the requirements for initial inclusion set forth in Marketplace Rule 5505, except for the bid price requirement. If its application for transfer is approved, the Company would have an additional 180 calendar days to comply with the Minimum Bid Price Rule in order to remain on The Nasdaq Capital Market.

The Company intends to actively monitor the closing bid price of its common stock between now and April 30, 2012 and will evaluate available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.

ABOUT QIAO XING UNIVERSAL RESOURCES INC.

Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum mining industry with substantial assets in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base-metal ores, including molybdenum, copper lead and zinc. XING currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd.

XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, XING made the strategic decision to diversify into the resources industry. Since then, XING has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, XING changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.

XING is well positioned to optimize the operation of its mining business as well to increase its presence in the resources industry in 2011 and beyond. XING will continue to seek opportunities to acquire future high potential mining assets. At the same time, XING is also working to divest its remaining mobile-phone business to become a pure-play resources company.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions, performance or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. Forward-looking statements include all statements other than statements of historical facts, such as statements regarding our ability to regain compliance with the Minimum Bid Price Rule, our potential eligibility for an additional grace period, our ability to transfer the listing of our common stock to the Nasdaq Capital Market, our ability to optimize the operation of our mining business, our ability to increase our presence in the resources, opportunities to acquire future mining assets and opportunities to divest its remaining mobile-phone business. Readers are cautioned that forward-looking statements are not guarantees of future performance and are based on estimates, assumptions and uncertainties. Actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. We do not undertake any obligation to update any forward-looking statements. All information provided in this press release is as of November 4, 2011.

Company Contact:

Lucy Wang, Vice President

Qiao Xing Mobile Communication Co., Ltd.

Phone: +86-10-57315638

Email: wangjinglu@cectelecom.com

USA IR Agency Contacts:

CCG Investor Relations Inc.

Mabel Zhang, Associate Partner

+1 310-954-1383

Email: mabel.zhang@ccgir.com

David Rudnick, Account Manager

+1 646-626-4172

Email: david.rudnick@ccgir.com

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